Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

Presented in United States dollars

ORLA MINING LTD.

Condensed Interim Consolidated Balance Sheets

(Unaudited - thousands of United States dollars)

	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$180,898	$96,632
Trade and other receivables	200	379
Value added taxes recoverable (note 10)	8,132	15,571
Inventory (note 9)	28,830	29,451
Prepaid expenses	5,428	3,142
	223,488	145,175
Restricted cash	810	1,011
Value added taxes recoverable (note 10)	—	826
Long term inventory (note 9)	6,517	5,627
Property, plant and equipment (note 11)	205,034	211,719
Exploration and evaluation properties (note 12)	182,168	170,000
Other non-current assets	680	1,420
TOTAL ASSETS	$618,697	$535,778

LIABILITIES
Current liabilities
Trade payables and accrued liabilities (note 14)	$23,797	$20,656
Income taxes payable	25,462	8,002
	49,259	28,658
Lease obligations (note 16)	1,398	1,993
Long term debt (note 15)	58,350	88,350
Deferred revenue	8,542	8,176
Site closure provisions (note 17)	8,239	7,424
Other long term liabilities	849	443
Deferred tax liabilities	11,327	193
TOTAL LIABILITIES	137,964	135,237

SHAREHOLDERS' EQUITY
Share capital (note 18)	492,554	474,361
Reserves	24,873	24,387
Accumulated other comprehensive loss	(1,820)	(439)
Accumulated deficit	(34,874)	(97,768)
TOTAL SHAREHOLDERS’ EQUITY	480,733	400,541

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$618,697	$535,778

/s/ Jason Simpson	/s/ Elizabeth McGregor
Jason Simpson, Director	Elizabeth McGregor, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Income and Comprehensive Income

(Unaudited - thousands of United States dollars, except per-share amounts)

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
REVENUE (note 4)	$99,307	$60,294	$251,155	$170,697

COST OF SALES
Operating costs (note 5(a))	(20,509)	(16,039)	(57,142)	(41,289)
Depletion and depreciation	(11,597)	(7,574)	(29,971)	(20,255)
Royalties (note 5(b))	(2,466)	(1,479)	(6,232)	(4,233)
	(34,572)	(25,092)	(93,345)	(65,777)

EARNINGS FROM MINING OPERATIONS	64,735	35,202	157,810	104,920

GENERAL AND ADMINISTRATIVE EXPENSES (note 7)	(4,018)	(3,123)	(11,765)	(9,495)

EXPLORATION AND EVALUATION (note 6)	(13,653)	(11,233)	(25,046)	(25,300)

OTHER
Interest income	1,916	1,484	9,036	3,804
Depreciation	(121)	(117)	(374)	(355)
Share based payments (note 20)	(712)	(656)	(2,966)	(2,569)
Interest and accretion expense (note 8)	(1,746)	(3,483)	(5,888)	(9,385)
Loss on extinguishment of credit facility	—	(1,547)	—	(1,547)
Foreign exchange and other gains (losses)	2,276	1,207	5,300	(835)
	1,613	(3,112)	5,108	(10,887)

INCOME BEFORE TAXES	48,677	17,734	126,107	59,238
Income taxes (note 27)	(27,533)	(12,364)	(63,213)	(27,806)

INCOME FOR THE PERIOD	$21,144	$5,370	$62,894	$31,432

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation	500	76	(1,381)	137
TOTAL COMPREHENSIVE INCOME	$21,644	$5,446	$61,513	$31,569

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (note 19)
Basic (millions)	320.3	313.8	317.8	310.5
Diluted (millions)	334.6	331.5	332.0	328.9

EARNINGS PER SHARE (note 19)
Basic	$0.07	$0.02	$0.20	$0.10
Diluted	$0.06	$0.02	$0.19	$0.10

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
OPERATING ACTIVITIES
Income for the period	$21,144	$5,370	$62,894	$31,432
Adjustments for:
Interest and accretion expense (note 8)	1,746	3,483	5,888	9,385
Income tax expense	27,533	12,364	63,213	27,806
Income taxes paid	(217)	(440)	(14,492)	(27,392)
Income tax instalments paid	(8,809)	(7,654)	(15,534)	(19,811)
Payment of cash settled RSUs and DSUs	—	—	—	(466)
Interest income not related to operating activities	—	—	(4,136)	—
Adjustments for items not affecting cash:
Depreciation and depletion	11,718	7,691	30,345	20,610
Share based payments expense (note 20)	712	656	2,966	2,569
Unrealized foreign exchange loss (gain)	(2,074)	(1,437)	(4,505)	(2,143)
Other	234	1,757	217	2,156
Cash provided by operating activities before changes in non-cash working capital	51,987	21,790	126,856	44,146
Changes in non-cash working capital (note 22(b))	712	3,229	2,962	(753)
Cash provided by operating activities	52,699	25,019	129,818	43,393

INVESTING ACTIVITIES
Purchase of plant and equipment	(4,165)	(1,864)	(13,546)	(4,538)
Expenditures on mineral properties	(3,710)	(4,560)	(10,689)	(9,433)
Acquisition of Contact Gold Corp., net of cash received (note 13)	—	—	(2,666)	—
Deposits and payments on long term assets	283	47	1,816	(119)
Restricted cash and environmental bonding	205	147	200	2,424
Value added taxes and interest received	—	—	8,368	—
Cash used in investing activities	(7,387)	(6,230)	(16,517)	(11,666)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net	—	—	—	18,434
Principal repayments of the Revolving Facility and Credit Facility (note 15)	(20,000)	—	(30,000)	(11,100)
Proceeds from exercise of stock options and warrants	2,591	2,283	7,180	7,168
Interest paid	(1,476)	(2,142)	(5,148)	(9,094)
Lease payments	(186)	(285)	(669)	(715)
Cash provided by (used in) financing activities	(19,071)	(144)	(28,637)	4,693

Effects of exchange rate changes on cash	355	(418)	(398)	59

Net increase in cash	26,596	18,227	84,266	36,479
Cash, beginning of period	154,302	114,530	96,632	96,278
CASH, END OF PERIOD	$180,898	$132,757	$180,898	$132,757

Supplemental cash flow information (note 22)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - thousands of United States dollars)

	Common shares		Reserves
	Number of shares (thousands)	Amount	Share based payments reserve	Warrants reserve	Total	Accumulated Other Comprehensive Income (loss)	Accumulated deficit	Total
Balance at January 1, 2023	305,809	$445,316	$9,897	$14,112	$24,009	$(1,583)	$(70,758)	$396,984
Shares issued pursuant to top up right	3,987	18,434	—	—	—	—	—	18,434
Shares issued for property payments	62	242	—	—	—	—	—	242
Warrants exercised (note 17)	1,282	3,190	—	(343)	(343)	—	—	2,847
Options exercised (note 19)	3,223	6,108	(1,787)	—	(1,787)	—	—	4,321
RSUs redeemed (note 19)	58	228	(228)	—	(228)	—	—	—
Share based payments (note 19)	—	—	2,313	—	2,313	—	—	2,313
Income for the period	—	—	—	—	—	—	31,432	31,432
Other comprehensive income	—	—	—	—	—	137	—	137
Balance at September 30, 2023	314,421	$473,518	$10,195	$13,769	$23,964	$(1,446)	$(39,326)	$456,710

Balance at January 1, 2024	315,074	$474,361	$10,620	$13,767	$24,387	$(439)	$(97,768)	$400,541
Shares issued pursuant to acquisition, (note 13)	2,221	8,937	—	—	—	—	—	8,937
Share issuance costs	—	(71)	—	—	—	—	—	(71)
Warrants exercised (note 18)	2,031	5,003	—	(539)	(539)	—	—	4,464
Options exercised (note 20)	1,406	3,701	(985)	—	(985)	—	—	2,716
RSUs redeemed (note 20)	139	623	(623)	—	(623)	—	—	—
Share based payments (note 20)	—	—	2,633	—	2,633	—	—	2,633
Income for the period	—	—	—	—	—	—	62,894	62,894
Other comprehensive loss	—	—	—	—	—	(1,381)	—	(1,381)
Balance at September 30, 2024	320,871	$492,554	$11,645	$13,228	$24,873	$(1,820)	$(34,874)	$480,733

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. In 2016, the Company was continued as a federal company under the Canada Business Corporations Act. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 1010, 1075 West Georgia Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and holds the Camino Rojo gold and silver mine in Zacatecas State, Mexico, the South Railroad and Lewis gold projects in Nevada, USA, and the Cerro Quema gold project in Panama.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.

2.	BASIS OF PREPARATION

(a)	Statement of compliance and basis of presentation

We have prepared these condensed interim consolidated financial statements of the Company in accordance with IAS 34 «Interim Financial Reporting» and do not include all the information required for full annual financial statements.

The preparation of these condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in United States dollars and include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.

On November 12, 2024, the Board of Directors approved these condensed interim consolidated financial statements for issuance.

3.	MATERIAL ACCOUNTING POLICY INFORMATION

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the years ended December 31, 2023 and 2022.

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2023.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended December 31, 2023.

4.	REVENUE

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Gold	$94,791	$59,671	$242,073	$169,175
Silver	4,516	623	9,082	1,522
Revenue	$99,307	$60,294	$251,155	$170,697

Customer A	$5,885	$19,225	$22,866	$49,062
Customer B	46,954	2,889	96,334	57,311
Customer C	41,448	36,044	116,431	55,225
Others	5,020	2,136	15,524	9,099
Revenue	$99,307	$60,294	$251,155	$170,697

5.	COST OF SALES

(a)	Operating costs

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Mining and processing costs	$20,188	$15,859	$56,065	$40,757
Refining and transportation costs	321	180	1,077	532
	$20,509	$16,039	$57,142	$41,289

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Royalties

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Camino Rojo Oxide 2% NSR royalty	$1,969	$1,197	$4,976	$3,381
Mexican 0.5% Extraordinary Mining Duty	497	282	1,256	852
	$2,466	$1,479	$6,232	$4,233

6.	EXPLORATION AND EVALUATION EXPENSES

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Camino Rojo	$2,508	$2,645	$5,941	$6,636
South Railroad	9,107	7,920	14,802	13,358
Cerro Quema	1,923	494	4,003	4,899
Other	115	174	300	407
	$13,653	$11,233	$25,046	$25,300

7.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Office and administrative	$1,033	$929	$2,739	$2,473
Professional fees	1,159	550	2,974	1,463
Regulatory and transfer agent	43	37	369	433
Salaries and benefits	1,783	1,607	5,683	5,126
	$4,018	$3,123	$11,765	$9,495

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

8.	INTEREST AND ACCRETION EXPENSE

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Interest expense
Revolving Facility	$1,313	$—	$4,667	$—
Interest expense on lease liabilities (note 16)	42	37	110	118
Credit Facility (note 15)	—	2,321	—	6,898
Fresnillo obligation	—	292	—	868
Other	141	614	362	726
Interest expense	1,496	$3,264	5,139	$8,610

Accretion expense
Accretion of site closure provisions (note 17)	128	142	383	406
Deferred revenue	122	—	366	—
Credit Facility (note 15)	—	77	—	369
Accretion expense	250	219	749	775

Interest and accretion expense	$1,746	$3,483	$5,888	$9,385

9.	INVENTORY

	September 30, 2024	December 31, 2023
Current
Stockpiled ore	$1,149	$913
In-process inventory	14,984	20,509
Finished goods inventory	8,472	4,041
Materials and supplies	4,225	3,988
Inventory – current	$28,830	$29,451

Long term
Stockpiled ore	$6,517	$5,627

Long term inventory consists of stockpiled ore that is not expected to be processed within 12 months.

Included within inventory at September 30, 2024 is $10.5 million of depreciation and depletion (December 31, 2023 — $9.2 million).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

10.	VALUE ADDED TAXES RECOVERABLE

	September 30, 2024	December 31, 2023
Current portion	$8,132	$15,571
Long term portion	—	826
	$8,132	$16,397

Value added taxes (“VAT”) paid in Mexico are fully recoverable. However, VAT recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the timing of receipt of refunds is uncertain. We have used judgement in classifying the current and non-current portions of our Mexican VAT receivables. Factors that we considered include (i) the regularity of payments received, (ii) discussions with and communications from the Mexican tax authorities with respect to specific claims, and (iii) the expected length of time for refunds in accordance with Mexico’s regulations.

During the third quarter of 2024, we wrote off the 13.9 million Mexican Pesos ($0.8 million) long term portion of VAT following the unfavorable resolution of an outstanding dispute with the Mexican tax authorities.

At September 30, 2024, there were no material VAT amounts (December 31, 2023 — $0.8 million) under dispute with the taxation authorities.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

11.	PROPERTY, PLANT AND EQUIPMENT

	Producing mineral property	Buildings	Machinery and equipment	Other assets	Other right of use assets	Construction in progress	Total
Cost
At January 1, 2023	$115,753	$72,008	$52,345	$2,620	$4,160	$—	$246,886
Additions	12,705	141	2,305	823	484	4,881	21,339
Change in site closure provision (note 17)	(559)	(927)	(593)	—	—	—	(2,079)
Derecognition	—	—	—	—	(117)	—	(117)
Due to changes in exchange rates	—	—	(5)	7	22	—	24
At December 31, 2023	127,899	71,222	54,052	3,450	4,549	4,881	266,053
Additions	10,689	—	103	15	1,201	13,428	25,436
Transfers	—	11,672	2,276	214	—	(14,162)	—
Change in site closure provision (note 17)	59	—	—	—	—	—	59
Derecognition	—	—	—	—	(586)	—	(586)
Disposals	—	—	(253)	(149)	(1,359)	—	(1,761)
At September 30, 2024	$138,647	$82,894	$56,178	$3,530	$3,805	$4,147	$289,201

Accumulated depreciation
At January 1, 2023	$9,641	$6,286	$4,891	$705	$947	$—	$22,470
Depletion and depreciation	13,844	9,610	6,789	563	1,115	—	31,921
Derecognition	—	—	(5)	—	(52)	—	(57)
At December 31, 2023	23,485	15,896	11,675	1,268	2,010	—	54,334
Disposals	—	—	(253)	(149)	(1,359)	—	(1,761)
Depletion and depreciation	16,070	8,184	6,086	517	737	—	31,594
At September 30, 2024	$39,555	$24,080	$17,508	$1,636	$1,388	$—	$84,167

Net book value
At December 31, 2023	$104,414	$55,326	$42,377	$2,182	$2,539	$4,881	$211,719
At September 30, 2024	$99,092	$58,814	$38,670	$1,894	$2,417	$4,147	$205,034

12.	EXPLORATION AND EVALUATION PROPERTIES

Our exploration and evaluation properties consist of the South Railroad Project in Nevada, United States and the Cerro Quema Project in Panama).

	South Railroad	Cerro Quema	Total
At December 31, 2023	$160,000	$10,000	$170,000
Acquisition of Contact Gold Corp.	12,168	—	12,168
At September 30, 2024	$172,168	$10,000	$182,168

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

13.	ACQUISITION OF CONTACT GOLD CORP.

On April 29, 2024, the Company completed the acquisition of Contact Gold Corp. (“Contact”) through a court-approved plan of arrangement (the “Transaction”). On closing of the Transaction, shareholders of Contact received 0.0063 (“Exchange Ratio”) Orla shares for each share of Contact held. This resulted in the issuance of 2,220,901 Orla common shares to Contact shareholders. The Contact warrants which were outstanding at April 29, 2024 (the “Contact Warrants”) became exercisable for shares of Orla based on the Exchange Ratio, resulting in 315,000 Orla shares issuable on exercise of such warrants. We accounted for this acquisition as a purchase of assets. Accordingly, we allocated the sum of consideration paid and transaction costs incurred to the net assets acquired based on relative fair values.

The purchase consideration was calculated as follows:

Estimated fair value of 2,220,901 common shares issued by the Company	$8,937
Transaction costs	2,676
Total purchase consideration	$11,613

Assets acquired and liabilities assumed:

Cash and cash equivalents	$83
Restricted cash	18
Receivables and other assets	209
Trade and other payables	(717)
Lease liabilities	(27)
Asset retirement obligations	(156)
Exploration and evaluation properties – South Railroad	12,203
Total assets acquired and liabilities assumed, net	$11,613

The fair value of Orla common shares issued was determined using the Company’s closing share price of C$5.50 on the trading day immediately prior to the date of closing of the Transaction and the exchange rate of 1.3668 CAD/USD.

Each Contact Warrant gives the holder rights to acquire common shares of the Company in accordance with the terms of the plan of arrangement. The effective exercise price of the Contact Warrants (C$7.94 per Orla share) was determined by dividing the exercise price of the Contact warrants by the Exchange Ratio. The fair value of the Contact Warrants was determined using the Black-Scholes option pricing model. On issuance, the weighted average fair value of the Contact Warrants was C$0.93 per share issuable under the warrants. However, the effect of the Contact Warrants on the purchase consideration was immaterial and was therefore not included.

(a)	Mineral properties acquired

The Contact properties acquired consist primarily of the Pony Creek property and the Green Springs property, as well as several other smaller properties.

(i)	Pony Creek

The Pony Creek property is located adjacent to the South Railroad property and situated within a prospective land package along the Carlin Trend in Nevada. The property is subject to a 3% net smelter return (“NSR”) royalty in favour of Sandstorm Gold Ltd. This property is now included within the South Railroad Project for accounting purposes.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(ii)	Green Springs

The Green Springs property is an early-stage exploration property located in the southern end of Nevada’s Cortez trend. Certain claims within Green Springs are subject to NSR royalties ranging from 3% to 4.5%.

Pursuant to an agreement with Centerra Gold Inc. (“Centerra”), dated December 8, 2022, Centerra has an option to acquire a 70% interest in Green Springs for cumulative earn-in exploration expenditures and aggregate cash payments to the Company as follows:

In thousands of US dollars	Cash payments	Exploration expenditures commitment
On signing (completed)	$150	$—
On or before December 8, 2023 (completed)	175	1,500
On or before December 8, 2024	175	2,000
On or before December 8, 2025	250	2,750
On or before December 8, 2026	250	3,750
	$1,000	$10,000

Provided Centerra fulfills the total exploration expenditure commitment and makes the required cash payments, a joint venture is to be established to manage and operate the property. Both parties will proportionately fund future activities at Green Springs, subject to dilution provisions. If the Company’s interest is diluted to less than 10%, it will convert to a 1.5% NSR royalty interest.

The Company’s accounting policy is to credit any consideration received pursuant to farm-out agreements in respect of exploration and evaluation properties against the carrying amount of the exploration and evaluation asset, with any excess consideration greater than the carrying amount being credited to profit or loss. During the three and nine months ended September 30, 2024, $35,000 (2023 – $nil) were credited against properties acquired as part of Contact Gold Corp.

14.	TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30, 2024	December 31, 2023
Trade payables and accrued trade liabilities	$13,754	$9,793
Royalties payable (note 5(b))	3,122	2,466
Payroll related	4,355	6,532
Current portion of lease obligations (note 16)	1,205	915
Other	1,361	950
	$23,797	$20,656

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

15.	LONG TERM DEBT

	Credit Facility	Revolving Facility
At January 1, 2023	$122,995	$—
Converted from Credit Facility to Revolving Facility	(113,350)	113,350
Unamortized transaction costs expensed	1,455	—
Principal repayments during the period	(11,100)	(25,000)
At December 31, 2023	—	88,350
Principal repayments during the period	—	(30,000)
At September 30, 2024	$—	$58,350

In April 2022, the Company entered into a credit facility (the “Credit Facility”) consisting of a $100 million term facility and a $50 million revolving facility through a syndicate of lenders. In August 2023, the term facility was extinguished in its entirety and the amounts due thereunder were transferred to a new $150 million revolving facility (the “Revolving Facility”).

The Revolving Facility has a four-year term maturing on August 28, 2027, with an option to increase this facility to $200 million, subject to certain conditions.

The applicable interest rate for the Revolving Facility is based on the term Secured Overnight Financing Rate (“SOFR”) plus an applicable margin ranging from 2.50% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter. During the quarter ended September 30, 2024, the average interest rate paid on the Revolving Facility was 7.9% per annum (three months ended September 30, 2023 – 7.9% on the Credit Facility).

A standby fee is payable on the undrawn portion of the Revolving Facility. The standby fee is charged at 0.56% to 0.84% depending on the leverage ratio. At September 30, 2024, the undrawn amount was $91.6 million.

We may prepay all or any portion of the amounts owed under the Revolving Facility without penalty.

The Revolving Facility is secured by the Company’s present and future assets, property and all proceeds thereof, other than present and future assets owned by Minera Cerro Quema which are excluded from the collateral. The Company is prohibited from declaring, paying or setting aside for payment any dividends unless certain financial covenants and ratios are met.

The Revolving Facility includes covenants customary for a facility of this nature, including compliance with customary restrictive covenants, and the following financial covenants all as defined in the related agreements:

•	maintaining a leverage ratio at less than or equal to 3.50,
•	an interest service coverage ratio at greater than or equal to 4,
•	a tangible net worth greater than or equal to $278.6 million, and
•	minimum liquidity in an amount greater than or equal to $15.0 million.

As at September 30, 2024, the Company was in compliance with these covenants.

Subsequent to the reporting period, the Company repaid the entirety of the outstanding balance on the Revolving Facility totaling $58.4 million.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

16.	LEASE OBLIGATIONS

The Company has lease contracts for mining equipment, vehicles and buildings. Leases of mining equipment have lease terms of five years, while vehicles and buildings generally have lease terms between three and five years.

(a)	Lease obligations

	September 30, 2024	December 31, 2023
Beginning of year	$2,908	$3,173
Acquisition of Contact Gold Corp. (note 13)	27	—
Additions	1,201	484
Interest expense (note 8)	110	156
Lease payments	(779)	(1,125)
Derecognition	(586)	—
Due to changes in exchange rates	(278)	220
End of period	$2,603	$2,908

Current (note 14)	$1,205	$915
Non-current	1,398	1,993
	$2,603	$2,908

(b)	Lease expenses recognized

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Interest on lease liabilities	$42	$37	$110	$118
Variable lease payments not included in the measurement of lease liabilities	5,449	3,333	13,033	9,917
Expenses relating to short-term leases	66	57	244	176
Expenses relating to leases of low-value assets, excluding short-term leases	—	3	22	67
	$5,557	$3,430	$13,409	$10,278

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

17.	SITE CLOSURE PROVISIONS

	Camino Rojo	Nevada projects	Cerro Quema Project	Total
At December 31, 2022	$6,301	$1,617	$343	$8,261
Changes in cost estimates	(1,996)	463	157	(1,376)
Accretion during the period	521	18	—	539
At December 31, 2023	4,826	2,098	500	7,424
Acquisition of Contact Gold Corp. (note 13)	—	156	—	156
Changes in cost estimates	59	217	—	276
Accretion during the period (note 8)	364	19	—	383
At September 30, 2024	$5,249	$2,490	$500	$8,239

	September 30, 2024			December 31, 2023
	Camino Rojo	Nevada projects	Cerro Quema Project	Camino Rojo	Nevada projects	Cerro Quema Project
Estimated settlement dates	2033 to 2047	2034		2033 to 2047	2034

Undiscounted risk-adjusted cash flows	$9,818	$2,558	$500	$9,765	$2,336	$500
Inflation rate	4.0%	2.3%	—	3.7%	2.6%	—
Discount rate	9.5%	3.5%	—	9.8%	3.6%	—

18.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Warrants

The following summarizes information about shares issuable upon the exercise of warrants outstanding during the period.

Expiry date	Exercise price		December 31, 2023		Contact Gold acquisition		Exercised		Expired		September 30, 2024
December 18, 2026	C$	3.00		28,253,200				(2,030,700)		—		26,222,500
February 23, 2026 (note 13)	C$	7.94		—		315,000		—		—		315,000
Shares issuable upon exercise of warrants				28,253,200		315,000		(2,030,700)		—		26,537,500

Weighted average exercise price			C$	3.00	C$	7.94	C$	3.00	C$	—	C$	3.06

Subsequent to the reporting period, the Company issued 682,500 common shares for proceeds of $1.5 million pursuant to the exercise of warrants.

19.	EARNINGS PER SHARE

Earnings per share has been calculated using the weighted average number of common shares outstanding for the three months ended September 30, 2024 and 2023 as follows:

(a)	Basic

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Income for the period	$21,144	$5,370	$62,894	$31,432
Weighted average number of common shares (thousands)	320,336	313,817	317,830	310,462
Basic earnings per share	$0.07	$0.02	$0.20	$0.10

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Diluted

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Income for the period	$21,144	$5,370	$62,894	$31,432

Weighted average number of common shares (thousands)	320,336	313,817	317,830	310,462
Dilutive potential ordinary shares
Warrants	11,881	14,181	11,588	14,181
Options	523	2,027	750	2,788
RSUs	482	311	472	336
DSUs	895	677	832	634
Bonus shares	500	500	500	500
Weighted average number of ordinary shares	334,617	331,513	331,972	328,901

Diluted earnings per share	$0.06	$0.02	$0.19	$0.10

20.	SHARE-BASED PAYMENTS

The Company has five different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), performance share units (“PSUs”), and bonus shares. The bonus shares have fully vested but have not yet been issued.

	Three months ended September 30		Nine months ended September 30
Share-based payments expense	2024	2023	2024	2023
Stock options (note 20(a))	$316	$298	$915	$1,018
Restricted share units (note 20(b))	354	307	987	858
Deferred share units (note 20(c))	—	—	731	550
Performance share units (note 20(d))	42	51	333	143
Share based payments expense	$712	$656	$2,966	$2,569

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Stock options

Stock options granted by the Company have a five-year life, with one third each vesting one, two, and three years after grant date.

	Nine months ended September 30
	2024			2023
Stock options outstanding	Number	Weighted average exercise price		Number	Weighted average exercise price
Outstanding, January 1	5,523,297	C$	4.93	9,178,889	C$	3.71
Granted	651,955		5.13	457,260		6.57
Exercised	(1,406,407)		2.64	(3,222,960)		1.55
Expired, forfeited or cancelled	(1,091,911)		7.86	(246,644)		14.39
Outstanding, September 30	3,676,934	C$	4.97	6,166,545	C$	4.39

Vested, September 30	2,303,882	C$	4.62	4,842,167	C$	4.04

The stock options granted during the nine months ended September 30, 2024 had a grant date fair value of C$1.6 million ($1.2 million) using the Black Scholes option pricing model with the following weighted average assumptions:

•	Share price at grant date – C$5.13, expected volatility 50%, expected life - 5 years, risk free interest rate 3.5% and expected dividends – nil.

(b)	Restricted share units (“RSUs”)

RSUs awarded by the Company typically vest one-third each one, two, and three years after award date.

	Nine months ended September 30
Number of RSUs outstanding:	2024	2023
Outstanding, January 1	580,219	443,267
Awarded	409,014	295,429
Vested and settled	(139,200)	(152,203)
Forfeitures	(6,850)	—
Outstanding, September 30	843,183	586,493

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

		Number vesting in the year
Number of RSUs outstanding:	Total	2024	2025	2026	2027
Outstanding, September 30, 2023	586,493	335,811	152,193	98,489	—
Outstanding, September 30, 2024	843,183	—	478,326	230,047	134,810

Restricted Share Units (“RSUs”) are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. As at September 30, 2024, all RSU’s outstanding were accounted for as equity-settled.

During the nine months ended September 30, 2024, there were no RSUs settled in cash (nine months ended September 30, 2023 – 94,063 RSUs settled in cash for $0.5 million).

(c)	Deferred share units (“DSUs”)

DSUs are awarded by the Company to directors. These DSUs vest immediately but are not settled until the end of the director’s tenure. They may be settled in cash or common shares at the option of the Company. DSUs are valued using the closing price of the Company’s common shares immediately prior to award.

	Nine months ended September 30
Number of DSUs outstanding:	2024	2023
Outstanding, January 1	701,927	559,725
Awarded and vested immediately	192,976	117,265
Outstanding, September 30	894,903	676,990

Vested, September 30	894,903	676,990

(d)	Performance share units (“PSUs”)

In March 2023, the Board of Directors approved a PSU plan for certain officers of the Company. The PSUs cliff vest after three years and are settled in cash. The cash payment upon vesting will be based on the number of PSUs, multiplied by the five-day volume weighted average price of the Company’s shares upon vesting, which is then multiplied by a “performance percentage”. The performance percentage ranges from 0% to 200% based on the Company’s total shareholder return compared to a peer group, consisting of the constituents of the S&P/TSX Global Gold Index.

We recognize share-based compensation expense related to these PSUs over the vesting period. We adjust the amount recognized at each reporting period to reflect changes in quoted market values of the Company and the peer group, the lapsed portion of the vesting period, the number of PSUs expected to vest, and the expected performance percentage.

On March 30, 2024, the Company issued a total of 324,139 PSUs.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Nine months ended September 30
Number of PSUs outstanding:	2024	2023
Outstanding, January 1	198,737	—
Awarded during the period	324,139	198,737
Outstanding, September 30	522,876	198,737

Vested, September 30	—	—

(e)	Bonus shares

There are 500,000 common shares which were awarded to the non-executive Chairman of the Company as bonus shares, which vested on June 18, 2020. Although the bonus shares have vested, they will become issuable (1) when the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

21.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.

(a)	Key management personnel

Compensation to key management personnel was as follows:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Salaries and short-term incentives	$387	$387	$2,647	$3,062
Directors’ fees	149	98	449	265
Share based payments	300	193	1,629	1,510
	$836	$678	$4,725	$4,837

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Transactions

The Company had no other material transactions with related parties other than key management personnel during the three months ended September 30, 2024, and 2023.

(c)	Outstanding balances at the reporting date

At September 30, 2024, estimated accrued short term incentive compensation totaled $1.1 million and is included in accrued liabilities (December 31, 2023 – $1.4 million).

22.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Cash and cash equivalents

Cash and cash equivalents consists of bank current accounts and cash on hand.

(b)	Changes in non-cash working capital

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Accounts receivable and prepaid expenses	$(2,193)	$(942)	$(2,318)	$(2,489)
Inventory	447	(1,067)	980	(5,029)
Valued added taxes recoverable	(1,116)	572	2,721	3,349
Trade payables and accrued liabilities	3,574	4,666	1,579	3,416
Changes in non-cash working capital	$712	$3,229	$2,962	$(753)

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Non-cash investing and financing activities

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	$261	$506	$985	$1,787
Warrants exercised, credited to share capital with an offset to reserves	226	113	539	343
Common shares issued on maturity of RSUs, credited to share capital with an offset to reserves	—	—	623	228

Investing activities
Initial recognition of right of use assets,with an offset to lease obligation	1,201	533	1,201	533
Marketable securities adjustment included in account receivable	—	—	—	(3)

23.	SEGMENT INFORMATION

(a)	Reportable segments

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are (1) the Camino Rojo Mine, (2) the Nevada projects, (3) the Cerro Quema project and (4) the corporate office. The operating segments other than corporate office are each managed by a dedicated General Manager and management team. The corporate office oversees the plans and activities of early-stage exploration projects.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Nevada USA, Panama, and Canada (Corporate).

(i)	Income (loss) for the period by segment

Nine months ended September 30, 2024	Mexico	Nevada	Panama	Corporate	Total
Revenue (note 4)	$251,155	$—	$—	$—	$251,155
Cost of sales	(93,345)	—	—	—	(93,345)
Earnings from mining operations	157,810	—	—	—	157,810
General and administrative expenses (note 7)	—	—	(174)	(11,591)	(11,765)
Exploration and evaluation expenses (note 6)	(5,941)	(14,802)	(4,003)	(300)	(25,046)
Interest income	8,004	—	—	1,032	9,036
Depreciation	(58)	(112)	—	(204)	(374)
Share based payments (note 20)	(110)	(259)	(70)	(2,527)	(2,966)
Interest and accretion expense	(415)	(462)	—	(5,011)	(5,888)
Foreign exchange and other gain (loss)	4,391	—	—	909	5,300
Income taxes	(62,386)	—	—	(827)	(63,213)
Income (loss) for the period	$101,295	$(15,635)	$(4,247)	$(18,519)	$62,894

Nine months ended September 30, 2023	Mexico	Nevada	Panama	Corporate	Total
Revenue (note 4)	$170,505	$—	$—	$192	$170,697
Cost of sales	(65,708)	—	—	(69)	(65,777)
Earnings from mining operations	104,797	—	—	123	104,920
General and administrative expenses (note 7)	—	—	—	(9,495)	(9,495)
Exploration and evaluation expenses (note 6)	(6,636)	(13,358)	(4,899)	(407)	(25,300)
Interest income	3,001	—	—	803	3,804
Depreciation	(42)	(101)	(12)	(200)	(355)
Share based payments (note 20)	(124)	(246)	(63)	(2,136)	(2,569)
Interest and accretion expense	(1,313)	(641)	—	(7,431)	(9,385)
Loss on extinguishment of credit facility	—	—	—	(1,547)	(1,547)
Foreign exchange and other gain (loss)	(787)	—	—	(48)	(835)
Income taxes	(26,530)	—	—	(1,276)	(27,806)
Income (loss) for the period	$72,366	$(14,346)	$(4,974)	$(21,614)	$31,432

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(ii)	Assets by segment

At September 30, 2024	Mexico	Nevada	Panama	Corporate	Total
Property, plant and equipment	$203,851	$522	$—	$661	$205,034
Exploration and evaluation properties	—	$172,168	$10,000	—	$182,168
Total assets	$402,307	$172,146	$10,848	$33,396	$618,697

At December 31, 2023	Mexico	Nevada	Panama	Corporate	Total
Property, plant and equipment	$210,339	$525	$—	$855	$211,719
Exploration and evaluation properties	—	160,000	10,000	—	170,000
Total assets	336,374	161,137	10,673	27,594	535,778

24.	CAPITAL MANAGEMENT

(a)	Objectives

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the exploration, evaluation, development, and exploitation of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets. We currently do not pay regular dividends.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and new investors. We regularly review and consider financing alternatives to fund the Company’s ongoing operational, exploration and development activities.

(b)	Investment policy

Our investment policy is to invest the Company’s excess cash in low-risk financial instruments such as demand deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

25.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1            The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2            The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3            If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

The carrying value of cash and cash equivalents, trade and other receivables, and restricted cash approximates the fair value due to the short-term nature of the instruments.

The fair value of the Revolving Facility is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The fair value of the Revolving Facility at September 30, 2024 was estimated at $58.4 million (December 31, 2023 - $88.4 million) using a discount rate of 7.9% (December 31, 2023 – 7.9%).

At September 30, 2024, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	FVTPL	$180,898	$180,898	$—	$—
Accounts receivable	FVTPL	69	69	—	—
Restricted cash	Amortized cost	829	829	—	—
		$181,796	$181,796	$—	$—

Financial liabilities
Lease obligation	Amortized cost	2,603	—	2,603	—
Revolving Facility	Amortized cost	58,350	—	—	58,350
		$60,953	$—	$2,603	$58,350

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2023, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	FVTPL	$96,632	$96,632	$—	$—
Accounts receivable	FVTPL	18	18	—	—
Restricted cash	Amortized cost	1,011	1,011	—	—
		$97,661	$97,661	$—	$—

Financial liabilities
Accrued liabilities	Amortized cost	122	122	—	—
Lease obligation	Amortized cost	2,908	—	2,908	—
Revolving Facility	Amortized cost	88,350	—	—	88,350
		$91,380	$122	$2,908	$88,350

We determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

26.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

The Company has issued purchase orders for construction, equipment purchases, materials and supplies, and other services at Camino Rojo. At September 30, 2024, these outstanding purchase orders and contracts totaled approximately $2.5 million (December 31, 2023 – $3.7 million), which we expect will be filled within the next 12 months.

The Company is committed to making severance payments totaling approximately $6.9 million (December 31, 2023 – $7.4 million) to certain officers and management in the event of a change in control. As the likelihood of these events occurring is not determinable, this amount is not reflected in these consolidated financial statements.

(b)	Discretionary mineral property-related commitments

As is customary in mineral exploration, some of the mineral properties held by the Company as exploration and evaluation assets have annual minimum work commitments and lease payments required to maintain these properties in good standing pursuant to their underlying agreements.

(c)	Contingencies

An ecological tax implemented by the state legislature of Zacatecas could have a significant impact on the economics of the Camino Rojo Project. This tax is applied to cubic metres of material extracted during mining, square metres of material impacted by dangerous substances, tonnes of carbon dioxide produced during mining processes, and tonnes of waste stored in landfills. The Company has received assessments related to previous periods in respect of this tax; however, the Company’s view is that the sections of the law pursuant to which these assessments have been issued do not apply to the Company at this time and, accordingly, we have filed the appropriate appeals. We expect this matter will be resolved by judicial process. As the outcome of these events is not determinable, no amounts have been accrued in respect of this tax.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2024 and 2023

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material effect on our consolidated financial position, results of operations or cash flows.

27.	INCOME TAXES

Tax expense consists of (i) current income tax on taxable income, (ii) 7.5% special mining duty ("SMD") on income subject to SMD, and (iii) withholding taxes attributable to interest charged on intercompany loans to the Mexican operating company, as well as (iv) deferred income tax, and (v) deferred special mining duty.

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Current income tax	$18,826	$8,471	$38,960	$24,067
Mexican 7.5% Special Mining Duty	5,051	3,280	12,292	9,052
Withholding tax	217	422	827	1,276
Deferred income tax expense (recovery)	2,932	1,184	10,276	(5,268)
Deferred Mexican 7.5% Special Mining Duty	507	(993)	858	(1,321)
Tax expense	$27,533	$12,364	$63,213	$27,806

28.	EVENTS AFTER THE REPORTING PERIOD

(a)	Revolving facility principal payment

Subsequent to the reporting period, the Company repaid the entire outstanding balance on the Revolving Facility totaling $58.4 million (note 15).

(b)	Exercise of warrants

Subsequent to the reporting period, the Company issued common shares pursuant to the exercise of warrants (note 18(b).